May 23, 2008

Mr. Hugh West

Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549

Mail Stop 4561

Re:          East West Bancorp, Inc.

Form 10-K for the Fiscal Year December 31, 2007

Filed February 29, 2008

File No. 000-24939

Dear Mr. West:

On May 5, 2008, East West Bancorp, Inc. (the “Company”) filed its responses to comments and questions pertaining to the above-referenced filing contained in your letter dated April 24, 2008.  As a supplement to the Company’s original response to Question 1 (see below) filed on May 5, 2008, the Company would like to further state the following:

Question 1:                                We note your recorded investment in impaired loans totaled $123.8 million at December 31, 2007.  We also note your non-accrual loans totaled $63.8 million on the same date.  In your disclosure, you state that once loans have been classified as impaired, there is generally no interest recognition on these loans.  Therefore, we would expect your non-accrual loans and impaired loans to be similar in their amounts.  Please tell us the reason(s) for the difference.  (Reference:  Management’s Discussion and Analysis—Table 12: Nonperforming Loans, page 56).

Original

Response:                                        In light of the credit and mortgage crisis affecting the entire financial industry and its impact on our borrowers, the Company took a more proactive approach during the latter part of 2007 to assess potential loan impairment in our overall portfolio.  We expanded our scope to include all classified loans with outstanding principal balances or commitment amounts of $2.0 million or greater.  Our recent experience in late 2007 made us acutely aware of the rapid deterioration occurring in the market in a relatively short period of time.  Specifically, we have noted that while our borrowers’ may continue to pay as agreed in accordance with their contractual terms and/or even though loans may not have reached a significant stage of delinquency, the existence of one or more of the following conditions represent warning signs that warrant a more careful scrutiny of these loans for potential impairment:

•                  diminishing or adverse changes in cash flows that serve as the principal source of repayment;

•                  adverse changes in the financial position or net worth of guarantors or investors;

•                  declining or adverse changes in inventory levels securing commercial business and trade finance;

•                  failure in meeting financial covenants; or

•                  other changes or conditions that may adversely impact the ultimately collectibility of loans.

Despite the existence of one or more of the above conditions, these loans continue to perform as agreed, and therefore, they have not been placed on nonaccrual status.  This appears reasonable as income recognition on loans that are deemed to be impaired is not precluded under Paragraph 17 of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, an amendment of FASB Statements No. 5 and 15.  Specifically, paragraph 17 states that SFAS No. 114 “does not address how a creditor should recognize, measure, or display interest income on an impaired loan.”  We will provide additional description regarding the difference between nonaccrual loans and impaired loans in future filings.

Supplement

to Original

Response:                                        Commencing with the Form 10-Q for the fiscal quarter ended March 31, 2008 and in all future filings, the Company has deleted the following sentence in the Nonperforming Assets section, “Once loans have been classified as impaired, there is generally no interest recognition on these loans and any payments received on impaired loans are recorded as reductions in principal.”  Moreover, the Company has provided additional disclosures regarding the difference between nonaccrual loans and impaired loans in the Form 10-Q for the fiscal quarter ended March 31, 2008.  These additional disclosures will be provided in all future filings.

In connection with our responses to your comments and questions, we hereby acknowledge the following:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me at (626) 768-6898.

Sincerely,

/s/ Julia S. Gouw
Julia S. Gouw
Vice Chairman and Chief Risk Officer

/s/ Thomas J. Tolda
Thomas J. Tolda
Executive Vice President and
Chief Financial Officer